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                            January 18, 2024

       Eric J. Martin
       Chief Financial Officer
       United Fire Group, Inc.
       118 Second Avenue SE
       Cedar Rapids, IA 52401

                                                        Re: United Fire Group,
Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
November 1, 2023
                                                            Response dated
December 20, 2023
                                                            File No. 001-34257

       Dear Eric J. Martin:

              We have reviewed your December 20, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29,
       2023 letter.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Highlights, page 32

   1. We note your response to prior comment 1. Your presentation of net underlying loss ratio represents a non-GAAP
financial measure given that it excludes amounts that are included in the net loss ratio,
the most directly comparable measure calculated and presented in accordance with GAAP.
Please revise your future filings to clearly label and identify your net underlying loss
ratio as a non-GAAP financial measure and provide all of the relevant disclosures required by
Item 10(e)(1) of Regulation S-K.
 Eric J. Martin
FirstName
United FireLastNameEric
            Group, Inc. J. Martin
Comapany
January  18,NameUnited
            2024        Fire Group, Inc.
January
Page  2 18, 2024 Page 2
FirstName LastName
Form 8-K filed November 1, 2023
Certain Performance Measures, page 7

2. We note your response to prior comment 3. Your presentations of net underlying loss ratio and underlying combined ratio represent non-GAAP financial measures given that they exclude amounts that are included in the net loss ratio and combined ratio, the most directly comparable measures calculated and presented in accordance with GAAP. Please revise your future filings to clearly label and identify your net underlying loss ratio and underlying combined ratio as non-GAAP financial measures and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K. Please contact Katharine Garrett at 202-551-2332 or William Schroeder
at 202-551-3294
if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance